 Exhibit 99.1

SNDL Announces 2024 Annual General Meeting Results

CALGARY, AB, July 30, 2024 /CNW/ - SNDL Inc. (Nasdaq: SNDL) ("SNDL" or the "Company") is pleased to announce the resolutions put to holders of common shares (the "Shareholders") at the Annual General Meeting (the "Meeting") were passed.

At the Meeting, Shareholders approved: (i) fixing the number of directors of the board at six (6); (ii) electing each of Gregory Mills, Zachary George, Lori Ell, Frank Krasovec, Bryan Pinney and Gregory Turnbull as directors of the Company for the ensuing year; and (iii) re-appointing Marcum LLP as the auditors of the Company for the ensuing year and authorizing the board of directors of the Company to set their remuneration.

The following votes were received with respect to fixing the number of directors of the board at six (6):

# of Votes For	% of Votes For	# of Votes Against	% of Votes Against
81,750,156	93.70	5,494,236	6.30

The following votes were received with respect to each director nominee:

Nominee	# of Votes For	% of Votes For	# of Votes Withheld	% of Votes Withheld
Gregory Mills	27,229,822	83.82	5,254,700	16.18
Zachary George	25,602,408	78.81	6,882,114	21.19
Lori Ell	20,642,391	63.55	11,842,131	36.45
Frank Krasovec	20,523,625	63.18	11,960,896	36.82
Bryan Pinney	20,521,049	63.17	11,963,473	36.83
Gregory Turnbull	29,767,955	91.64	2,716,566	8.36

The following votes were received with respect to the re-appointment of Marcum LLP as the auditors of the Company:

# of Votes For	% of Votes For	# of Votes Withheld	% of Votes Withheld
80,812,036	92.63	6,432,356	7.37

Full voting results on the matters voted on at the Meeting can be found on SEDAR.

ABOUT SNDL INC.

SNDL is a public company whose shares are traded on the Nasdaq under the symbol "SNDL." SNDL is the largest private-sector liquor and cannabis retailer in Canada with retail banners that include Ace Liquor, Wine and Beyond, Liquor Depot, Value Buds, Spiritleaf, and Firesale Cannabis. SNDL is a licensed cannabis producer and one of the largest vertically integrated cannabis companies in Canada specializing in low-cost biomass sourcing, premium indoor cultivation, product innovation, low-cost manufacturing facilities, and a cannabis brand portfolio that includes Top Leaf, Contraband, Citizen Stash, SNDL Cannabis, Palmetto, Bon Jak, Spiritleaf Selects, Versus Cannabis, Value Buds, Vacay, Grasslands and Superette. SNDL's investment portfolio seeks to deploy strategic capital through direct and indirect investments and partnerships throughout the North American cannabis industry.

For more information on SNDL, please go to www.sndl.com.

View original content to download multimedia:https://www.prnewswire.com/news-releases/sndl-announces-2024-annual-general-meeting-results-302210405.html

SOURCE SNDL Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/July2024/30/c6746.html

%CIK: 0000176660

CO: SNDL Inc.

CNW 17:45e 30-JUL-24